Semiannual Report

DECEMBER 31, 2006

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Science and Technology Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2006



DEAR SHAREHOLDER:

More than half of the first decade of the 21st century is now history. We feel times are better than most realize, and we are pleased to report that stock markets around the globe generally provided excellent returns since June 30. Bond markets also provided solid returns. Concerns regarding inflation, energy prices, housing weakness and negative geopolitical developments all failed to prove problematic.

Enclosed is our report on your Fund's operations for the six months ended December 31, 2006. Over the period, the S&P 500 Index advanced 11.7 percent, led by an 18.4 percent rise in telecommunications stocks. Energy stocks were volatile as the price of oil fell sharply this past summer, but still finished the six-month period with a gain of 6.7 percent.

Good news overpowered investor anxiety

There was much fear and anxiety in global stock and bond markets in early summer as gasoline prices spiked. Doubts persisted about the strength of U.S. corporate earnings and the Federal Reserve Board's new chairman's policy intentions. However, by early autumn, negative investor sentiment dissipated and energy prices receded. Investors benefited from a significant amount of good news, including:

- the Federal Reserve stopped raising short-term interest rates
- oil prices dropped more than $20 a barrel
- corporate profits growth remained strong
- global merger and acquisition activity became brisk and
- geopolitical issues lessened somewhat.

Over the longer term, we think the cost of energy is on an upward path. We feel there's just too much long-term global demand relative to known reserves, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns were calmer in 2006, but we feel there are still long-term risks to oil and gas supplies from the wrath of both nature and political extremism.

Beginning with this report period, we have added a new Economic Snapshot chart that highlights some selected U.S. economic indicators. As you can see, there's much to be thankful for, as well as a strong case for optimism about the future. Compared to six months earlier, a smaller percentage of people in the U.S. are unemployed. Oil prices and overall inflation are lower. The cost of financing a home is lower and overall economic growth is healthy.

Economic Snapshot

	12/31/06	6/30/06
U.S. unemployment rate	4.50%	4.60%
Inflation (U.S. Consumer Price Index)	2.50%	4.30%
U.S. GDP	3.50%	3.50%
30-year fixed mortgage rate	6.16%	6.78%
Oil price per barrel	$61.05	$73.93

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

We believe the potential for continued global economic growth is just as good. Since 2002, profits for companies in the S&P 500 are up significantly more than are S&P 500 share prices. Stock valuations generally appear reasonable in our opinion, especially given low current U.S. interest rate levels. We see a solid path ahead for diversified investors in 2007. As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your long-term financial future.

Our seven decades of expertise

In 2007, we mark our organization's 70th anniversary. Born during a U.S. recession, we launched our first Waddell & Reed Advisors fund three years later. With nearly 900 employees at our expanding Kansas City area home office, and a network of financial advisors nationwide, we have deep resources focused on helping you achieve your long-term financial goals. As investment managers, we are committed to offering you a financial planning philosophy that emphasizes participation in positive markets as well as an effort to manage against risk. In an effort to accomplish this, we have a research culture focused on fundamental excellence.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Accumulative Fund Expenses

For the Six Months Ended December 31, 2006	Beginning Account Value 6-30-06	Ending Account Value 12-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,118.10	1.10%	$ 5.82
Class B.	1,000	1,112.50	2.18	11.62
Class C	1,000	1,113.50	2.13	11.41
Class Y.	1,000	1,119.10	0.86	4.66
Based on 5% Return[2]				
Class A.	$1,000	$1,019.67	1.10%	$ 5.55
Class B.	1,000	1,014.21	2.18	11.08
Class C	1,000	1,014.46	2.13	10.88
Class Y.	1,000	1,020.85	0.86	4.45

Core Investment Fund Expenses

For the Six Months Ended December 31, 2006	Beginning Account Value 6-30-06	Ending Account Value 12-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,073.30	1.08%	$ 5.60
Class B.	1,000	1,068.40	2.15	11.17
Class C	1,000	1,068.20	2.10	10.96
Class Y.	1,000	1,074.90	0.80	4.15
Based on 5% Return[2]				
Class A.	$1,000	$1,019.79	1.08%	$ 5.45
Class B.	1,000	1,014.38	2.15	10.88
Class C	1,000	1,014.61	2.10	10.68
Class Y.	1,000	1,021.20	0.80	4.04

See footnotes on page 7.

Science and Technology Fund Expenses

For the Six Months Ended December 31, 2006	Beginning Account Value 6-30-06	Ending Account Value 12-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,072.80	1.35%	$ 7.05
Class B.	1,000	1,066.90	2.48	12.92
Class C	1,000	1,067.70	2.44	12.72
Class Y.	1,000	1,074.20	1.02	5.29
Based on 5% Return[2]				
Class A.	$1,000	$1,018.41	1.35%	$ 6.86
Class B.	1,000	1,012.73	2.48	12.58
Class C	1,000	1,012.90	2.44	12.38
Class Y.	1,000	1,020.07	1.02	5.15

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF ACCUMULATIVE FUND

Portfolio Highlights

On December 31, 2006, Waddell & Reed Advisors Accumulative Fund had net assets totaling $2,019,474,411 invested in a diversified portfolio of:

94.41%	Common Stocks
5.59%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on December 31, 2006, your Fund owned:



■	Energy Stocks	$20.58
■	Health Care Stocks	$18.96
■	Technology Stocks	$11.98
■	Financial Services Stocks	$ 9.78
■	Multi-Industry Stocks.	$ 7.22
■	Transportation Stocks	$ 6.61
☐	Cash and Cash Equivalents	$ 5.59
■	Retail Stocks	$ 5.20
■	Raw Materials Stocks	$ 4.62
■	Miscellaneous Stocks	$ 4.10
■	Consumer Nondurables Stocks	$ 3.02
☐	Utilities Stocks.	$ 2.34

The Investments of Accumulative Fund

December 31, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 3.23%		
AMR Corporation*	400,000	$ 12,092,000
AirTran Holdings, Inc.*	500,000	5,870,000
Southwest Airlines Co.	1,775,000	27,193,000
UTi Worldwide Inc.	670,000	20,006,200
		65,161,200
Aircraft – 4.50%		
Boeing Company (The)	440,000	39,089,600
Rockwell Collins, Inc.	350,000	22,151,500
United Technologies Corporation.	475,000	29,697,000
		90,938,100
Banks – 2.96%		
Bank of America Corporation.	675,000	36,038,250
Citigroup Inc.	425,000	23,672,500
		59,710,750
Beverages – 1.08%		
PepsiCo, Inc.	350,000	**21,892,500**
Business Equipment and Services – 0.65%		
Bucyrus International, Inc., Class A.	254,400	**13,160,112**
Chemicals – Petroleum and Inorganic – 2.32%		
E.I. du Pont de Nemours and Company	230,000	11,203,300
Monsanto Company.	490,000	25,739,700
UAP Holding Corp.	390,000	9,814,350
		46,757,350
Chemicals – Specialty – 1.59%		
Air Products and Chemicals, Inc.	190,000	13,353,200
Mosaic Company*	375,000	8,010,000
Scotts Miracle-Gro Company (The).	210,000	10,846,500
		32,209,700
Coal – 0.27%		
Foundation Coal Holdings, Inc.	170,000	**5,399,200**
Communications Equipment – 1.00%		
Cisco Systems, Inc.*	400,000	10,918,000
Corning Incorporated*	280,000	5,238,800
Foundry Networks, Inc.*.	275,000	4,116,750
		20,273,550

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2006

COMMON STOCKS (Continued)	**Shares**	**Value**
Computers – Main and Mini – 1.58%		
Hewlett-Packard Company.	775,000	$ 31,922,250
Computers – Micro – 1.01%		
Apple Computer, Inc.*	240,000	20,349,600
Computers – Peripherals – 3.89%		
Adobe Systems Incorporated*	550,000	22,596,750
Microsoft Corporation.	1,875,000	55,978,125
		78,574,875
Consumer Electronics – 0.63%		
Research In Motion Limited*	100,000	12,785,500
Electrical Equipment – 0.44%		
Rockwell Automation, Inc.	145,000	8,856,600
Finance Companies – 1.33%		
Primus Guaranty, Ltd.*	210,000	2,425,500
SLM Corporation	500,000	24,385,000
		26,810,500
Food and Related – 0.27%		
United Natural Foods, Inc.*	150,000	5,385,750
Health Care – Drugs – 7.08%		
Amgen Inc.*	550,000	37,584,250
Gilead Sciences, Inc.*	725,000	47,048,875
Merck & Co., Inc.	350,000	15,260,000
Novartis AG, ADR	375,000	21,540,000
Shire Pharmaceuticals Group plc, ADR	97,500	6,024,525
Teva Pharmaceutical Industries Limited, ADR	500,000	15,527,500
		142,985,150
Health Care – General – 5.17%		
Da Vita Inc.*	665,000	37,825,200
Henry Schein, Inc.*	315,000	15,419,250
Quest Diagnostics Incorporated	225,000	11,925,000
St. Jude Medical, Inc.*	550,000	20,108,000
Wyeth	375,000	19,095,000
		104,372,450

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Hospital Supply and Management – 6.71%		
Express Scripts, Inc.*...........................	160,000	$ 11,460,800
Health Net, Inc.*................................	375,000	18,247,500
PSS World Medical, Inc.*........................	750,000	14,662,500
Triad Hospitals, Inc.*...........................	655,000	27,398,650
UnitedHealth Group Incorporated	600,000	32,238,000
WellPoint, Inc.*.................................	400,000	31,476,000
		135,483,450
Hotels and Gaming – 0.95%		
Hilton Hotels Corporation........................	550,000	**19,195,000**
Household – General Products – 1.67%		
Procter & Gamble Company (The)	525,000	**33,741,750**
Insurance – Property and Casualty – 2.80%		
American International Group, Inc.	230,000	16,481,800
Hartford Financial Services Group Inc. (The)	200,000	18,662,000
St. Paul Companies, Inc. (The)	400,000	21,476,000
		56,619,800
Metal Fabrication – 1.43%		
Precision Castparts Corp.	370,000	**28,963,600**
Mining – 0.71%		
Phelps Dodge Corporation........................	120,000	**14,366,400**
Multiple Industry – 7.22%		
Altria Group, Inc.	480,000	41,193,600
General Electric Company........................	2,150,000	80,001,500
MEDecision, Inc.*...............................	500,000	4,962,500
Mirant Corporation*	240,000	7,576,800
SAIC, Inc.*	675,000	12,008,250
		145,742,650
Petroleum – Domestic – 1.73%		
Equitable Resources, Inc.	835,000	**34,861,250**
Petroleum – International – 12.34%		
ChevronTexaco Corporation	1,175,000	86,397,750
ConocoPhillips	1,283,100	92,319,045
Exxon Mobil Corporation	920,000	70,499,600
		249,216,395

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 6.24%		
Baker Hughes Incorporated	150,000	$ 11,199,000
Patterson-UTI Energy, Inc.	1,200,000	27,882,000
Schlumberger Limited	900,000	56,844,000
Smith International, Inc.	340,000	13,963,800
Transocean Inc.*	200,000	16,178,000
		126,066,800
Railroad – 2.27%		
CSX Corporation	640,000	22,035,200
Norfolk Southern Corporation	200,000	10,058,000
Union Pacific Corporation	150,000	13,803,000
		45,896,200
Restaurants – 3.19%		
McDonald's Corporation	375,000	16,623,750
P.F. Chang's China Bistro, Inc.*	180,000	6,905,700
Panera Bread Company, Class A*	235,200	13,155,912
YUM! Brands, Inc.	469,900	27,630,120
		64,315,482
Retail – Food Stores – 0.68%		
Walgreen Co.	300,000	13,767,000
Retail – General Merchandise – 1.03%		
Wal-Mart Stores, Inc.	450,000	20,781,000
Retail – Specialty Stores – 0.30%		
Home Depot, Inc. (The)	150,000	6,024,000
Security and Commodity Brokers – 2.69%		
Chicago Mercantile Exchange Holdings Inc.	15,000	7,646,250
Goldman Sachs Group, Inc. (The)	50,000	9,967,500
Merrill Lynch & Co., Inc.	150,000	13,965,000
Prudential Financial, Inc.	160,000	13,737,600
UBS AG	150,000	9,049,500
		54,365,850
Trucking and Shipping – 1.11%		
United Parcel Service, Inc., Class B	300,000	22,494,000
Utilities – Electric – 1.72%		
Exelon Corporation	200,000	12,378,000
NRG Energy, Inc.*	400,000	22,404,000
		34,782,000

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Utilities – Telephone – 0.62%		
AT&T Inc.	350,000	$ 12,512,500
TOTAL COMMON STOCKS – 94.41%		$1,906,740,264
(Cost: $1,461,665,834)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 1.48%		
Atlantic Industries (Coca-Cola Company (The)):		
5.27%, 1–17–07	$10,000	9,976,578
5.25%, 1–18–07	10,000	9,975,208
Diageo Capital plc (Diageo plc),		
5.38%, 1–4–07	10,000	9,995,517
		29,947,303
Capital Equipment – 0.10%		
Deere (John) Credit Limited (Deere (John)		
Capital Corporation),		
5.4%, 1–10–07	2,000	1,997,300
Chemicals – Specialty – 0.52%		
Air Products and Chemicals, Inc.,		
5.3%, 1–8–07	10,625	10,614,050
Finance Companies – 1.29%		
PACCAR Financial Corp.,		
5.3%, 1–3–07	6,000	5,998,233
Three Pillars Funding LLC,		
5.35%, 1–3–07	10,000	9,997,028
Unilever Capital Corporation,		
5.27%, 1–2–07	10,000	9,998,536
		25,993,797
Food and Related – 0.51%		
Archer Daniels Midland Company,		
5.29%, 2–13–07	3,300	3,279,149
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
5.35%, 1–16–07	7,000	6,984,396
		10,263,545

See Notes to Schedule of Investments on page 14.

The Investments of Accumulative Fund

December 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Insurance – Life – 0.74%		
American General Finance Corporation,		
5.265%, 1–23–07	$15,000	$ 14,951,737
Utilities – Electric – 0.39%		
Detroit Edison Co.,		
5.37%, 1–5–07	7,784	7,779,356
Utilities – Telephone – 0.99%		
BellSouth Corporation,		
5.32%, 1–11–07	10,000	9,985,222
Verizon Communications Inc.,		
5.37%, 1–4–07	10,000	9,995,525
		19,980,747
TOTAL SHORT-TERM SECURITIES – 6.02%		$ 121,527,835
(Cost: $121,527,835)		
TOTAL INVESTMENT SECURITIES – 100.43%		$2,028,268,099
(Cost: $1,583,193,669)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.43%)		(8,793,688)
NET ASSETS – 100.00%		$2,019,474,411

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ACCUMULATIVE FUND
December 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $1,583,194) (Notes 1 and 3)	$2,028,268
Receivables:	
Investment securities sold	31,528
Dividends and interest	1,643
Fund shares sold	1,449
Prepaid and other assets	65
Total assets	2,062,953

LIABILITIES

Payable for investment securities purchased	34,862
Payable to Fund shareholders	7,377
Accrued service fee (Note 2)	410
Accrued shareholder servicing (Note 2)	394
Accrued management fee (Note 2)	108
Due to custodian	101
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	10
Other	195
Total liabilities	43,479
Total net assets	$2,019,474

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 265,487
Additional paid-in capital	1,722,861
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	430
Accumulated undistributed net realized loss on investment transactions	(414,378)
Net unrealized appreciation in value of investments	445,074
Net assets applicable to outstanding units of capital	$2,019,474

Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.62
Class B	$7.22
Class C	$7.26
Class Y	$7.63
Capital shares outstanding:	
Class A	254,116
Class B	8,275
Class C	2,447
Class Y	649
Capital shares authorized	675,000

See Notes to Financial Statements.

Statement of Operations

ACCUMULATIVE FUND
For the Six Months Ended December 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $13)	$ 12,241
Interest and amortization.	2,313
Total income	14,554
Expenses (Note 2):	
Investment management fee.	6,701
Service fee:	
Class A	2,106
Class B	75
Class C	22
Shareholder servicing:	
Class A	1,665
Class B	142
Class C	37
Class Y	5
Distribution fee:	
Class A	30
Class B	224
Class C	66
Accounting services fee	130
Legal fees	38
Custodian fees.	29
Audit fees.	19
Other	157
Total	11,446
Less waiver of investment management fee (Notes 2 and 7)	(125)
Total expenses.	11,321
Net investment income	3,233

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	86,649
Unrealized appreciation in value of investments during the period	130,771
Net gain on investments	217,420
Net increase in net assets resulting from operations	$220,653

See Notes to Financial Statements.

Statement of Changes in Net Assets

ACCUMULATIVE FUND
(In Thousands)

	For the six months ended December 31, 2006	For the fiscal year ended June 30, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 3,233	$ 2,581
Realized net gain on investments	86,649	92,071
Unrealized appreciation.	130,771	75,631
Net increase in net assets resulting from operations.	220,653	170,283
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(4,359)	(1,219)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(29)	(12)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(4,388)	(1,231)
Capital share transactions (Note 5)	(157,795)	(186,699)
Total increase (decrease)	58,470	(17,647)
NET ASSETS		
Beginning of period.	1,961,004	1,978,651
End of period.	$2,019,474	$1,961,004
Undistributed net investment income	$ 430	$ 1,585

(1)See "Financial Highlights" on pages 18 - 21.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$6.83	$6.28	$5.79	$5.19	$5.63	$7.60
Income (loss) from investment operations:						
Net investment income . . .	0.02	0.01	0.04	0.01	0.03	0.01
Net realized and unrealized gain (loss) on investments	0.79	0.54	0.49	0.60	(0.44)	(1.11)
Total from investment operations	0.81	0.55	0.53	0.61	(0.41)	(1.10)
Less distributions from:						
Net investment income	(0.02)	(0.00)*	(0.04)	(0.01)	(0.03)	(0.02)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.02)	(0.00)*	(0.04)	(0.01)	(0.03)	(0.87)
Net asset value, end of period	$7.62	$6.83	$6.28	$5.79	$5.19	$5.63
Total return[1]	11.81%	8.82%	9.11%	11.78%	−7.29%	−15.34%
Net assets, end of period (in millions)	$1,937	$1,879	$1,895	$1,971	$1,836	$1,923
Ratio of expenses to average net assets including expense waiver	1.10%[2]	1.14%	1.16%	1.17%	1.18%	1.10%
Ratio of net investment income to average net assets including expense waiver	0.37%[2]	0.17%	0.62%	0.23%	0.54%	0.22%
Ratio of expenses to average net assets excluding expense waiver	1.11%[2]	1.14%[3]	1.16%[3]	1.17%[3]	1.18%[3]	1.10%[3]
Ratio of net investment income to average net assets excluding expense waiver	0.36%[2]	0.17%[3]	0.62%[3]	0.23%[3]	0.54%[3]	0.22%[3]
Portfolio turnover rate	29%	39%	68%	483%	412%	414%

*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$6.49	$6.03	$5.59	$5.06	$5.52	$7.53
Income (loss) from investment operations:						
Net investment loss.	(0.05)	(0.08)	(0.04)	(0.04)	(0.02)	(0.03)
Net realized and unrealized gain (loss) on investments.	0.78	0.54	0.48	0.57	(0.44)	(1.13)
Total from investment operations	0.73	0.46	0.44	0.53	(0.46)	(1.16)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Net asset value, end of period	$7.22	$6.49	$6.03	$5.59	$5.06	$5.52
Total return	11.25%	7.63%	7.87%	10.47%	−8.33%	−16.29%
Net assets, end of period (in millions)	$59	$59	$61	$63	$53	$46
Ratio of expenses to average net assets including expense waiver	2.18%[1]	2.21%	2.28%	2.30%	2.36%	2.21%
Ratio of net investment loss to average net assets including expense waiver	−0.72%[1]	−0.91%	−0.50%	−0.90%	−0.64%	−0.90%
Ratio of expenses to average net assets excluding expense waiver	2.19%[1]	2.21%[2]	2.28%[2]	2.30%[2]	2.36%[2]	2.21%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.73%[1]	−0.91%[2]	−0.50%[2]	−0.90%[2]	−0.64%[2]	−0.90%[2]
Portfolio turnover rate	29%	39%	68%	483%	412%	414%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$6.52	$6.06	$5.61	$5.07	$5.52	$7.52
Income (loss) from investment operations:						
Net investment loss.	(0.04)	(0.06)	(0.04)	(0.04)	(0.01)	(0.01)
Net realized and unrealized gain (loss) on investments	0.78	0.52	0.49	0.58	(0.44)	(1.14)
Total from investment operations	0.74	0.46	0.45	0.54	(0.45)	(1.15)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Net asset value, end of period	$7.26	$6.52	$6.06	$5.61	$5.07	$5.52
Total return	11.35%	7.59%	8.02%	10.65%	−8.15%	−16.18%
Net assets, end of period (in millions)	$18	$17	$17	$18	$17	$16
Ratio of expenses to average net assets including expense waiver	2.13%[1]	2.16%	2.20%	2.16%	2.16%	2.07%
Ratio of net investment loss to average net assets including expense waiver	−0.67%[1]	−0.85%	−0.40%	−0.76%	−0.43%	−0.77%
Ratio of expenses to average net assets excluding expense waiver	2.14%[1]	2.16%[2]	2.20%[2]	2.16%[2]	2.16%[2]	2.07%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.68%[1]	−0.85%[2]	−0.40%[2]	−0.76%[2]	−0.43%[2]	−0.77%[2]
Portfolio turnover rate	29%	39%	68%	483%	412%	414%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$6.85	$6.29	$5.79	$5.20	$5.63	$7.60
Income (loss) from investment operations:						
Net investment income	0.03	0.03	0.06	0.03	0.04	0.03
Net realized and unrealized gain (loss) on investments	0.79	0.54	0.49	0.59	(0.43)	(1.12)
Total from investment operations	0.82	0.57	0.55	0.62	(0.39)	(1.09)
Less distributions from:						
Net investment income	(0.04)	(0.01)	(0.05)	(0.03)	(0.04)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.04)	(0.01)	(0.05)	(0.03)	(0.04)	(0.88)
Net asset value, end of period	$7.63	$6.85	$6.29	$5.79	$5.20	$5.63
Total return	11.91%	9.13%	9.44%	11.90%	−6.82%	−15.16%
Net assets, end of period (in millions)	$5	$6	$6	$6	$6	$8
Ratio of expenses to average net assets including expense waiver	0.86%[1]	0.87%	0.88%	0.87%	0.89%	0.86%
Ratio of net investment income to average net assets including expense waiver	0.61%[1]	0.43%	0.88%	0.53%	0.84%	0.45%
Ratio of expenses to average net assets excluding expense waiver	0.87%[1]	0.87%[2]	0.88%[2]	0.87%[2]	0.89%[2]	0.86%[2]
Ratio of net investment income to average net assets excluding expense waiver	0.60%[1]	0.43%[2]	0.88%[2]	0.53%[2]	0.84%[2]	0.45%[2]
Portfolio turnover rate	29%	39%	68%	483%	412%	414%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF CORE INVESTMENT FUND

Portfolio Highlights

On December 31, 2006, Waddell & Reed Advisors Core Investment Fund had net assets totaling $4,193,704,230 invested in a diversified portfolio of:

89.55%	Domestic Common Stocks
8.29%	Foreign Common Stocks
2.16%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on December 31, 2006, your Fund owned:



Technology Stocks	$24.06
Financial Services Stocks	$20.94
Health Care Stocks	$11.23
Energy Stocks	$ 8.86
Consumer Nondurables Stocks	$ 6.72
Raw Materials Stocks	$ 6.43
Multi-Industry Stocks	$ 5.20
Capital Goods Stocks	$ 4.25
Retail Stocks	$ 4.20
Consumer Services Stocks	$ 3.91
Cash and Cash Equivalents	$ 2.16
Miscellaneous Stocks	$ 2.04

The Investments of Core Investment Fund

December 31, 2006

COMMON STOCKS	Shares	Value
Aircraft – 4.40%		
Boeing Company (The)	1,083,300	$ 96,240,372
Lockheed Martin Corporation	960,600	88,442,442
		184,682,814
Banks – 2.16%		
Bank of America Corporation.	1,699,100	**90,714,949**
Beverages – 1.82%		
PepsiCo, Inc.	1,219,100	**76,254,705**
Broadcasting – 2.06%		
Comcast Corporation, Class A Special*	2,060,400	**86,330,760**
Capital Equipment – 3.01%		
Deere & Company	1,325,650	**126,029,546**
Chemicals – Petroleum – 4.28%		
E.I. du Pont de Nemours and Company	2,167,000	105,554,570
Monsanto Company.	1,406,700	73,893,951
		179,448,521
Chemicals – Specialty – 2.15%		
Air Products and Chemicals, Inc.	1,283,450	**90,200,866**
Communications Equipment – 2.20%		
Cisco Systems, Inc.*	3,373,300	**92,074,223**
Computers – Main and Mini – 4.55%		
Hewlett-Packard Company.	2,493,700	102,715,503
Xerox Corporation*.	5,203,200	88,194,240
		190,909,743
Computers – Micro – 1.59%		
Apple Computer, Inc.*	787,300	**66,755,167**
Computers – Peripherals – 8.25%		
Adobe Systems Incorporated*.	2,505,600	102,942,576
Electronic Arts Inc.*	1,414,700	71,223,072
Microsoft Corporation.	3,396,600	101,405,493
SAP Aktiengesellschaft, ADR	818,800	43,478,280
Symantec Corporation*	1,286,600	26,780,579
		345,830,000

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Defense – 3.07%		
General Dynamics Corporation	1,731,200	$ 128,714,720
Finance Companies – 1.94%		
SLM Corporation	1,672,000	81,543,440
Food and Related – 0.54%		
ConAgra Foods, Inc.	840,200	22,685,400
Health Care – Drugs – 6.03%		
Amgen Inc.*	1,015,700	69,407,859
Novartis AG, Registered Shares (A)	823,400	47,471,358
Pfizer Inc.	3,553,200	92,027,880
Schering-Plough Corporation	1,865,200	44,093,328
		253,000,425
Health Care – General – 3.23%		
Johnson & Johnson	2,052,200	135,486,244
Hospital Supply and Equipment – 1.97%		
Medtronic, Inc.	1,543,700	82,603,387
Hotels and Gaming – 0.85%		
International Game Technology	773,100	35,717,220
Household – General Products – 4.36%		
Colgate-Palmolive Company	1,191,500	77,733,460
Procter & Gamble Company (The)	1,638,400	105,299,968
		183,033,428
Insurance – Life – 1.01%		
Aflac Incorporated	921,300	42,379,800
Insurance – Property and Casualty – 1.57%		
ACE Limited	1,087,600	65,875,932
Motion Pictures – 1.00%		
News Corporation Limited, Class B	1,890,100	42,073,626
Motor Vehicles – 1.03%		
Ford Motor Company	5,769,100	43,325,941
Multiple Industry – 5.20%		
Altria Group, Inc.	1,029,100	88,317,362
General Electric Company	3,492,100	129,941,041
		218,258,403

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 1.24%		
Fluor Corporation	634,200	$ **51,782,430**
Petroleum – International – 2.88%		
Exxon Mobil Corporation	1,575,740	**120,748,956**
Petroleum – Services – 5.98%		
Schlumberger Limited	967,800	61,126,248
Smith International, Inc.	1,956,700	80,361,669
Transocean Inc.*.	298,800	24,169,932
Weatherford International Ltd.*	2,032,500	84,938,175
		250,596,024
Railroad – 1.01%		
Union Pacific Corporation	458,050	**42,149,761**
Restaurants – 0.57%		
YUM! Brands, Inc.	404,300	**23,772,840**
Retail – General Merchandise – 2.23%		
Kohl's Corporation*.	587,350	40,192,361
Wal-Mart Stores, Inc.	1,153,300	53,259,394
		93,451,755
Retail – Specialty Stores – 1.40%		
Best Buy Co., Inc.	763,740	37,568,371
Lowe's Companies, Inc.	682,300	21,253,645
		58,822,016
Security and Commodity Brokers – 14.26%		
Charles Schwab Corporation (The).	3,572,700	69,024,564
Chicago Mercantile Exchange Holdings Inc.	62,500	31,859,375
Goldman Sachs Group, Inc. (The)	428,200	85,361,670
J.P. Morgan Chase & Co.	3,033,200	146,503,560
Merrill Lynch & Co., Inc.	573,900	53,430,090
Prudential Financial, Inc.	1,230,200	105,624,972
UBS AG (A)	1,745,000	106,046,163
		597,850,394
TOTAL COMMON STOCKS – 97.84%		**$4,103,103,436**

(Cost: $3,351,400,821)

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Chemicals – Specialty – 0.24%		
Air Products and Chemicals, Inc.,		
5.3%, 1–8–07	$10,000	$ 9,989,694
Construction Materials – 0.14%		
Black & Decker Holdings Inc. and Black & Decker Luxembourg Finance S.C.A. (Black & Decker Corporation (The)),		
5.38%, 1–17–07	6,000	5,985,653
Food and Related – 0.54%		
Archer Daniels Midland Company,		
5.29%, 2–13–07	4,000	3,974,726
General Mills, Inc.,		
5.35%, 1–24–07	8,579	8,549,677
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
5.35%, 1–16–07	10,000	9,977,708
		22,502,111
Household – General Products – 0.25%		
Clorox Co.,		
5.39%, 1–9–07	7,000	6,991,616
Fortune Brands Inc.,		
5.37%, 1–2–07	3,660	3,659,454
		10,651,070
Insurance – Life – 0.36%		
American General Finance Corporation,		
5.265%, 1–23–07	15,000	14,951,737
Utilities – Electric – 0.14%		
Detroit Edison Co.,		
5.42%, 1–4–07	6,000	5,997,290
Utilities – Telephone – 0.24%		
Verizon Communications Inc.,		
5.37%, 1–4–07	10,000	9,995,525
Total Commercial Paper – 1.91%		80,073,080

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligations – Taxable		
Arkansas – 0.10%		
City of Little Rock, Arkansas, Taxable Variable Rate Demand Revenue Bonds (Ringwood Containers, L.P. Project), Series 2006A (SunTrust Bank),		
5.4%, 1–3–07	$4,105	$ 4,105,000
California – 0.05%		
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch),		
5.38%, 1–3–07	2,075	2,075,000
Minnesota – 0.17%		
City of Plymouth, Minnesota, Health Facilities Revenue Bonds, WestHealth Taxable Bonds, Series 1994B,		
5.35%, 1–4–07	7,130	7,130,000
Wisconsin – 0.10%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association),		
5.35%, 1–3–07	4,410	4,410,000
Total Municipal Obligations – Taxable – 0.42%		17,720,000
Notes		
Finance Companies – 0.23%		
ETC Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2003 (U.S. Bank National Association),		
5.35%, 1–3–07	9,630	9,630,000
Health Care – General – 0.22%		
ACTS Retirement – Life Communities, Inc., Variable Rate Demand Bonds, Series 2003A (Bank of America, N.A.),		
5.36%, 1–4–07	9,510	9,510,000

See Notes to Schedule of Investments on page 28.

The Investments of Core Investment Fund

December 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Retail – General Merchandise – 0.05%		
Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank, National Association), 5.35%, 1–3–07	$1,955	$ 1,955,000
Total Notes – 0.50%		21,095,000
United States Government Agency Obligation – 0.12%		
Overseas Private Investment Corporation 5.3%, 1–3–07	5,000	5,000,000
TOTAL SHORT-TERM SECURITIES – 2.95%		$ 123,888,080
(Cost: $123,888,080)		
TOTAL INVESTMENT SECURITIES – 100.79%		$4,226,991,516
(Cost: $3,475,288,901)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.79%)		(33,287,286)
NET ASSETS – 100.00%		$4,193,704,230

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts, and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CORE INVESTMENT FUND
December 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $3,475,289) (Notes 1 and 3). . . .	$4,226,992
Receivables:	
Dividends and interest.	5,311
Fund shares sold.	3,550
Prepaid and other assets	77
Total assets	4,235,930

LIABILITIES

Payable to Fund shareholders	32,358
Payable for investment securities purchased	7,356
Accrued service fee (Note 2)	896
Accrued shareholder servicing (Note 2).	839
Accrued management fee (Note 2)	209
Due to custodian.	124
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	19
Other.	403
Total liabilities.	42,226
Total net assets	$4,193,704

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 682,790
Additional paid-in capital	2,567,122
Accumulated undistributed income:	
Accumulated undistributed net investment income.	571
Accumulated undistributed net realized gain on	
investment transactions	191,500
Net unrealized appreciation in value of investments.	751,721
Net assets applicable to outstanding units of capital.	$4,193,704
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.15
Class B	$5.77
Class C	$5.79
Class Y	$6.15
Capital shares outstanding:	
Class A	656,974
Class B	13,737
Class C	3,862
Class Y	8,217
Capital shares authorized	1,680,000

See Notes to Financial Statements.

Statement of Operations

CORE INVESTMENT FUND
For the Six Months Ended December 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1)	$ 29,427
Interest and amortization.	5,119
Total income	34,546

Expenses (Note 2):

Investment management fee.	12,915
Service fee:	
Class A	4,876
Class B	101
Class C	27
Shareholder servicing:	
Class A	3,653
Class B	200
Class C	48
Class Y	37
Distribution fee:	
Class A	71
Class B	302
Class C	80
Accounting services fee	130
Legal fees	94
Custodian fees.	71
Audit fees.	23
Other	285
Total	22,913
Less waiver of investment management fee (Notes 2 and 7)	(151)
Total expenses.	22,762
Net investment income	11,784

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	463,814
Realized net loss on foreign currency transactions	(106)
Realized net gain on investments	463,708
Unrealized depreciation in value of investments during the period	(182,708)
Net gain on investments.	281,000
Net increase in net assets resulting from operations	$292,784

See Notes to Financial Statements.

Statement of Changes in Net Assets

CORE INVESTMENT FUND

(In Thousands)

	For the six months ended December 31, 2006	For the fiscal year ended June 30, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 11,784	$ 11,299
Realized net gain on investments	463,708	680,260
Unrealized depreciation.	(182,708)	(72,302)
Net increase in net assets resulting from operations	292,784	619,257
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(24,295)	(12,003)
Class B	(75)	(—)
Class C	(19)	(—)
Class Y	(364)	(292)
Realized gains on investment transactions:		
Class A	(568,263)	(—)
Class B	(11,700)	(—)
Class C	(3,288)	(—)
Class Y	(6,974)	(—)
	(614,978)	(12,295)
Capital share transactions (Note 5)	393,504	(561,908)
Total increase	71,310	45,054
NET ASSETS		
Beginning of period.	4,122,394	4,077,340
End of period.	$4,193,704	$4,122,394
Undistributed net investment income	$ 571	$ 13,646

(1)See "Financial Highlights" on pages 32 - 35.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$6.69	$5.78	$5.22	$4.69	$4.95	$6.27
Income (loss) from investment operations:						
Net investment income . . .	0.02	0.02	0.02	0.03	0.03	0.01
Net realized and unrealized gain (loss) on investments	0.47	0.91	0.56	0.53	(0.26)	(1.06)
Total from investment operations	0.49	0.93	0.58	0.56	(0.23)	(1.05)
Less distributions from:						
Net investment income . . .	(0.04)	(0.02)	(0.02)	(0.03)	(0.03)	(0.01)
Capital gains	(0.99)	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(1.03)	(0.02)	(0.02)	(0.03)	(0.03)	(0.27)
Net asset value, end of period	$6.15	$6.69	$5.78	$5.22	$4.69	$4.95
Total return[1]	7.33%	16.10%	11.18%	11.90%	−4.84%	−17.06%
Net assets, end of period (in millions)	$4,042	$3,975	$3,915	$4,079	$4,310	$5,348
Ratio of expenses to average net assets including expense waiver	1.08%[2]	1.09%	1.12%	1.13%	1.13%	1.04%
Ratio of net investment income to average net assets including expense waiver	0.59%[2]	0.30%	0.46%	0.53%	0.60%	0.20%
Ratio of expenses to average net assets excluding expense waiver	1.09%[2]	1.09%[3]	1.12%[3]	1.13%[3]	1.13%[3]	1.04%[3]
Ratio of net investment income to average net assets excluding expense waiver	0.58%[2]	0.30%[3]	0.46%[3]	0.53%[3]	0.60%[3]	0.20%[3]
Portfolio turnover rate	67%	63%	51%	49%	41%	27%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.33	$5.51	$5.01	$4.54	$4.82	$6.16
Income (loss) from investment operations:						
Net investment loss.	(0.01)[1]	(0.09)	(0.05)	(0.04)	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments.	0.45[1]	0.91	0.55	0.51	(0.25)	(1.05)
Total from investment operations	0.44	0.82	0.50	0.47	(0.28)	(1.08)
Less distributions from:						
Net investment income	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.99)	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(1.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Net asset value, end of period	$5.77	$6.33	$5.51	$5.01	$4.54	$4.82
Total return	6.84%	14.88%	9.98%	10.35%	−5.81%	−18.05%
Net assets, end of period (in millions)	$79	$80	$81	$82	$82	$88
Ratio of expenses to average net assets including expense waiver	2.15%[2]	2.19%	2.26%	2.30%	2.35%	2.17%
Ratio of net investment loss to average net assets including expense waiver	−0.48%[2]	−0.80%	−0.68%	−0.65%	−0.61%	−0.92%
Ratio of expenses to average net assets excluding expense waiver	2.16%[2]	2.19%[3]	2.26%[3]	2.30%[3]	2.35%[3]	2.17%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.49%[2]	−0.80%[3]	−0.68%[3]	−0.65%[3]	−0.61%[3]	−0.92%[3]
Portfolio turnover rate	67%	63%	51%	49%	41%	27%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.35	$5.53	$5.02	$4.55	$4.82	$6.16
Income (loss) from investment operations:						
Net investment loss.	(0.01)[1]	(0.07)	(0.06)	(0.06)	(0.02)	(0.01)
Net realized and unrealized gain (loss) on investments	0.45[1]	0.89	0.57	0.53	(0.25)	(1.07)
Total from investment operations	0.44	0.82	0.51	0.47	(0.27)	(1.08)
Less distributions from:						
Net investment income . .	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.99)	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(1.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Net asset value, end of period	$5.79	$6.35	$5.53	$5.02	$4.55	$4.82
Total return	6.82%	14.83%	10.16%	10.33%	−5.60%	−18.05%
Net assets, end of period (in millions)	$22	$20	$20	$21	$24	$26
Ratio of expenses to average net assets including expense waiver	2.10%[2]	2.15%	2.21%	2.21%	2.20%	2.11%
Ratio of net investment loss to average net assets including expense waiver	−0.43%[2]	−0.77%	−0.64%	−0.54%	−0.45%	−0.85%
Ratio of expenses to average net assets excluding expense waiver	2.11%[2]	2.15%[3]	2.21%[3]	2.21%[3]	2.20%[3]	2.11%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.44%[2]	−0.77%[3]	−0.64%[3]	−0.54%[3]	−0.45%[3]	−0.85%[3]
Portfolio turnover rate	67%	63%	51%	49%	41%	27%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$6.69	$5.78	$5.22	$4.69	$4.96	$6.27
Income (loss) from investment operations:						
Net investment income . . .	0.02	0.05	0.06	0.04	0.04	0.03
Net realized and unrealized gain (loss) on investments	0.48	0.90	0.54	0.53	(0.27)	(1.05)
Total from investment operations	0.50	0.95	0.60	0.57	(0.23)	(1.02)
Less distributions from:						
Net investment income . . .	(0.05)	(0.04)	(0.04)	(0.04)	(0.04)	(0.03)
Capital gains	(0.99)	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(1.04)	(0.04)	(0.04)	(0.04)	(0.04)	(0.29)
Net asset value, end of period	$6.15	$6.69	$5.78	$5.22	$4.69	$4.96
Total return	7.49%	16.43%	11.50%	12.28%	−4.52%	−16.78%
Net assets, end of period (in millions)	$51	$47	$61	$115	$107	$132
Ratio of expenses to average net assets including expense waiver	0.80%[1]	0.80%	0.80%	0.80%	0.80%	0.77%
Ratio of net investment income to average net assets including expense waiver	0.86%[1]	0.55%	0.73%	0.85%	0.94%	0.48%
Ratio of expenses to average net assets excluding expense waiver	0.81%[1]	0.80%[2]	0.80%[2]	0.80%[2]	0.80%[2]	0.77%[2]
Ratio of net investment income to average net assets excluding expense waiver	0.85%[1]	0.55%[2]	0.73%[2]	0.85%[2]	0.94%[2]	0.48%[2]
Portfolio turnover rate	67%	63%	51%	49%	41%	27%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On December 31, 2006, Waddell & Reed Advisors Science and Technology Fund had net assets totaling $2,520,762,380 invested in a diversified portfolio of:

77.25%	Domestic Common Stocks
12.66%	Foreign Common Stocks
10.09%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on December 31, 2006, your Fund was invested by industry and geographic region, respectively, as follows:



Health Care Stocks	$27.57
Technology Stocks	$21.21
Business Equipment and Services Stocks .	$18.66
Cash and Cash Equivalents.	$10.09
Consumer Durables Stocks	$ 7.19
Multi-Industry Stocks	$ 4.12
Energy Stocks	$ 4.10
Miscellaneous Stocks.	$ 4.07
Consumer Nondurables Stocks	$ 2.99



United States	$77.25
Cash and Cash Equivalents.	$10.09
Canada.	$ 6.10
Pacific Basin.	$ 4.83
Bahamas/Caribbean	$ 1.08
Europe	$ 0.65

The Investments of Science and Technology Fund

December 31, 2006

COMMON STOCKS	Shares	Value
Business Equipment and Services – 10.66%		
CheckFree Corporation*	2,841,900	$ 114,088,075
Euronet Worldwide, Inc.*	1,956,950	58,052,922
Global Cash Access, Inc.*	1,562,200	25,354,506
Headwaters Incorporated*	584,700	14,009,412
Telvent GIT, S.A.*	1,139,900	16,249,275
VeriFone Holdings, Inc.*	1,159,500	41,046,300
		268,800,490
Chemicals – Petroleum and Inorganic – 1.01%		
E.I. du Pont de Nemours and Company	523,900	**25,519,169**
Chemicals – Specialty – 0.33%		
VeraSun Energy Corporation*	425,000	**8,393,750**
Computers – Peripherals – 11.03%		
Aspen Technology, Inc.*	5,163,600	56,877,054
Lawson Software, Inc.*	5,153,800	38,060,813
Red Hat, Inc.*	1,027,500	23,632,500
Symbol Technologies, Inc.	8,302,279	124,036,048
Synaptics Incorporated*	1,188,100	35,280,630
		277,887,045
Consumer Electronics – 7.19%		
Garmin Ltd.	490,200	27,296,787
Research In Motion Limited*	1,203,500	153,873,493
		181,170,280
Defense – 2.37%		
ESCO Technologies Inc. (B)*	1,314,400	**59,726,336**
Electrical Equipment – 1.07%		
Power-One, Inc.*	3,726,900	**27,094,563**
Electronic Components – 7.81%		
MediaTek Incorporation (A)	2,394,700	24,766,423
Microchip Technology Incorporated	542,500	17,731,613
Micron Technology, Inc.*	1,747,200	24,390,912
Samsung Electronics Co., Ltd. (A)	113,100	74,548,710
SanDisk Corporation*	371,600	15,982,516
SiRF Technology Holdings, Inc.*	602,600	15,366,300
Volterra Semiconductor Corporation*	1,613,677	24,197,087
		196,983,561

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Food and Related – 2.99%		
Archer Daniels Midland Company	2,359,100	$ 75,396,836
Health Care – Drugs – 3.97%		
Affymetrix, Inc.*	1,447,300	33,345,792
Genzyme Corporation*	1,085,300	66,805,641
		100,151,433
Health Care – General – 3.05%		
Advanced Medical Optics, Inc.*	1,470,700	51,768,640
Volcano Corporation*	1,527,800	25,040,642
		76,809,282
Hospital Supply and Management – 20.55%		
Cerner Corporation*	3,559,333	162,020,838
HMS Holdings Corp.*	504,600	7,649,736
HealthSouth Corporation*	1,234,140	27,953,271
Triad Hospitals, Inc.*	3,405,900	142,468,797
UnitedHealth Group Incorporated	458,800	24,651,324
WellCare Health Plans, Inc.*	1,663,100	114,587,590
WellPoint, Inc.*	489,800	38,542,362
		517,873,918
Multiple Industry – 4.12%		
Himax Technologies, Inc., ADR*	4,703,800	22,413,607
Home Diagnostics, Inc.*	781,500	8,279,992
IPG Photonics Corporation*	604,600	14,495,285
NAVTEQ Corporation*	743,700	26,007,189
NightHawk Radiology Holdings, Inc.*	1,280,200	32,606,694
Technology Investment Capital Corp.	6,561	105,622
		103,908,389
Petroleum – International – 4.10%		
Noble Energy, Inc.	2,106,800	103,380,676
Timesharing and Software – 8.00%		
Alliance Data Systems Corporation*	2,744,950	171,477,026
Google Inc., Class A*	65,500	30,145,393
		201,622,419
Utilities – Telephone – 1.66%		
ALLTEL Corporation.	689,500	41,700,960
TOTAL COMMON STOCKS – 89.91%		**$2,266,419,107**
(Cost: $1,694,833,294)		

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commerical Paper		
Beverages – 1.19%		
Atlantic Industries (Coca-Cola Company (The)),		
5.25%, 1–18–07	$10,000	$ 9,975,208
Diageo Capital plc (Diageo plc):		
5.38%, 1–4–07	10,000	9,995,517
5.4%, 1–29–07	10,097	10,054,593
		30,025,318
Capital Equipment – 0.28%		
Deere (John) Credit Limited (Deere (John) Capital Corporation),		
5.34%, 1–12–07	6,935	**6,923,684**
Containers – 0.10%		
Bemis Company, Inc.,		
5.33%, 1–8–07	2,634	**2,631,270**
Finance Companies – 1.16%		
Kitty Hawk Funding Corp.,		
5.32%, 1–16–07	10,000	9,977,833
Three Pillars Funding LLC:		
5.38%, 1–2–07	9,236	9,234,620
5.35%, 1–3–07	10,000	9,997,028
		29,209,481
Food and Related – 1.19%		
Archer Daniels Midland Company,		
5.29%, 2–13–07	5,000	4,968,407
General Mills, Inc.,		
5.35%, 1–24–07	10,000	9,965,820
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
5.35%, 1–16–07	10,000	9,977,708
5.38%, 1–26–07	4,998	4,979,327
		29,891,262
Household – General Products – 0.95%		
Procter & Gamble Company (The):		
5.28%, 1–10–07	20,000	19,973,600
5.26%, 1–12–07	4,000	3,993,571
		23,967,171
Insurance – Life – 0.79%		
American General Finance Corporation,		
5.265%, 1–23–07	20,000	**19,935,650**

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commerical Paper (Continued)		
Publishing – 0.91%		
E.W. Scripps Co.,		
5.24%, 1–4–07	$23,000	$ 22,989,957
Utilities – Electric – 0.29%		
Detroit Edison Co.,		
5.37%, 1–5–07	7,430	7,425,567
Utilities – Gas and Pipeline – 0.20%		
Questar Corporation,		
5.4%, 1–3–07	5,000	4,998,500
Utilities – Telephone – 1.46%		
AT&T Inc.,		
5.34%, 1–22–07	11,900	11,862,931
BellSouth Corporation,		
5.32%, 1–11–07	15,000	14,977,833
Verizon Communications Inc.,		
5.37%, 1–4–07	10,000	9,995,525
		36,836,289
Total Commercial Paper – 8.52%		214,834,149
Municipal Obligation – Taxable – 0.48%		
California		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (Taxable), (BP p.l.c.),		
5.3%, 1–10–07	12,000	12,000,000
Notes		
Finance Companies – 0.39%		
M2 Phoenix 1222 LLC, Taxable Variable Rate Demand Notes (Wachovia Bank, National Association),		
5.27671%, 1–4–07	10,000	10,000,000

See Notes to Schedule of Investments on page 41.

The Investments of Science and Technology Fund

December 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Retail – General Merchandise – 0.17%		
Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank, National Association), 5.35%, 1–3–07	$4,210	$ 4,210,000
Total Notes – 0.56%		14,210,000
TOTAL SHORT-TERM SECURITIES – 9.56%		$ 241,044,149
(Cost: $241,044,149)		
TOTAL INVESTMENT SECURITIES – 99.47%		$2,507,463,256
(Cost: $1,935,877,443)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.53%		13,299,124
NET ASSETS – 100.00%		$2,520,762,380

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

 *No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Security serves as cover for the following written option outstanding at December 31, 2006. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
ESCO Technologies Inc.	3,360	January/50	$575,891	$50,400

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SCIENCE AND TECHNOLOGY FUND
December 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $1,935,877) (Notes 1 and 3). . . .	$2,507,463
Cash	1
Cash denominated in foreign currencies (cost – $1)	1
Receivables:	
Investment securities sold.	28,572
Fund shares sold.	9,041
Dividends and interest.	159
Prepaid and other assets	51
Total assets	2,545,288

LIABILITIES

Payable for investment securities purchased	13,527
Payable to Fund shareholders	9,360
Accrued shareholder servicing (Note 2).	638
Accrued service fee (Note 2)	502
Accrued management fee (Note 2)	170
Outstanding options at value (premium received – $576) (Note 6)	50
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	16
Other.	241
Total liabilities.	24,526
Total net assets	$2,520,762

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 228,520
Additional paid-in capital	1,698,900
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(10,723)
Accumulated undistributed net realized gain on	
investment transactions	31,954
Net unrealized appreciation in value of investments.	572,111
Net assets applicable to outstanding units of capital.	$2,520,762
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.07
Class B	$ 9.82
Class C	$ 9.86
Class Y	$11.59
Capital shares outstanding:	
Class A	214,378
Class B	7,833
Class C	1,567
Class Y	4,742
Capital shares authorized	565,000

See Notes to Financial Statements.

Statement of Operations

SCIENCE AND TECHNOLOGY FUND
For the Six Months Ended December 31, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 4,041
Dividends (net of foreign withholding taxes of $118)	2,538
Total income	6,579
Expenses (Note 2):	
Investment management fee.	10,271
Service fee:	
Class A	2,877
Class B	100
Class C.	19
Shareholder servicing:	
Class A	2,649
Class B	240
Class C.	43
Class Y	18
Distribution fee:	
Class A	59
Class B	302
Class C	57
Custodian fees.	151
Accounting services fee	130
Legal fees	49
Audit fees.	19
Other	209
Total	17,193
Less waiver of investment management fee (Notes 2 and 7)	(50)
Total expenses.	17,143
Net investment loss	(10,564)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	74,942
Realized net loss on written options.	(1,506)
Realized net loss on foreign currency transactions	(6)
Realized net gain on investments	73,430
Unrealized appreciation in value of securities during the period	107,108
Unrealized appreciation in value of written options during the period	525
Unrealized appreciation in value of investments during the period	107,633
Net gain on investments.	181,063
Net increase in net assets resulting from operations	$170,499

See Notes to Financial Statements.

Statement of Changes in Net Assets

SCIENCE AND TECHNOLOGY FUND
(In Thousands)

	For the six months ended December 31, 2006	For the fiscal year ended June 30, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (10,564)	$ (20,619)
Realized net gain on investments	73,430	307,282
Unrealized appreciation.	107,633	10,277
Net increase in net assets resulting from operations.	170,499	296,940
Distributions to shareholders from (Note 1E):[(1)]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(176,528)	(212,767)
Class B	(6,373)	(8,146)
Class C.	(1,279)	(1,334)
Class Y	(3,906)	(1,419)
	(188,086)	(223,666)
Capital share transactions (Note 5)	114,470	69,741
Total increase	96,883	143,015
NET ASSETS		
Beginning of period.	2,423,879	2,280,864
End of period.	$2,520,762	$2,423,879
Undistributed net investment loss	$ (10,723)	$ (153)

(1)See "Financial Highlights" on pages 45 - 48.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period . . .	$11.13	$10.80	$ 9.51	$7.36	$7.30	$ 9.26
Income (loss) from investment operations:						
Net investment loss. . .	(0.05)	(0.09)	(0.08)	(0.09)	(0.04)	(0.03)
Net realized and unrealized gain (loss) on investments	0.87	1.50	1.37	2.24	0.10	(1.76)
Total from investment operations	0.82	1.41	1.29	2.15	0.06	(1.79)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Capital gains	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.17)
Net asset value, end of period	$11.07	$11.13	$10.80	$9.51	$7.36	$ 7.30
Total return[1]	7.28%	13.16%	13.56%	29.21%	0.82%	−19.74%
Net assets, end of period (in millions)	$2,373	$2,312	$2,179	$2,075	$1,693	$1,912
Ratio of expenses to average net assets including expense waiver	1.35%[2]	1.35%	1.40%	1.42%	1.48%	1.38%
Ratio of net investment loss to average net assets including expense waiver	−0.82%[2]	−0.79%	−0.82%	−1.05%	−0.66%	−0.38%
Ratio of expenses to average net assets excluding expense waiver	1.36%[2]	1.35%[3]	1.40%[3]	1.42%[3]	1.48%[3]	1.38%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.83%[2]	−0.79%[3]	−0.82%[3]	−1.05%[3]	−0.66%[3]	−0.38%[3]
Portfolio turnover rate	30%	92%	96%	125%	90%	70%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.02	$ 9.93	$8.85	$6.95	$7.00	$9.00
Income (loss) from investment operations:						
Net investment loss. . . .	(0.11)	(0.18)	(0.20)	(0.17)	(0.13)	(0.13)
Net realized and unrealized gain (loss) on investments	0.79	1.35	1.28	2.07	0.08	(1.71)
Total from investment operations	0.68	1.17	1.08	1.90	(0.05)	(1.84)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Net asset value, end of period	$ 9.82	$10.02	$9.93	$8.85	$6.95	$7.00
Total return	6.69%	11.83%	12.20%	27.34%	−0.71%	−20.83%
Net assets, end of period (in millions)	$77	$80	$76	$70	$51	$49
Ratio of expenses to average net assets including expense waiver	2.48%[1]	2.49%	2.64%	2.76%	3.05%	2.83%
Ratio of net investment loss to average net assets including expense waiver	−1.94%[1]	−1.93%	−2.07%	−2.40%	−2.23%	−1.84%
Ratio of expenses to average net assets excluding expense waiver	2.49%[1]	2.49%[2]	2.64%[2]	2.76%[2]	3.05%[2]	2.83%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−1.95%[1]	−1.93%[2]	−2.07%[2]	−2.40%[2]	−2.23%[2]	−1.84%[2]
Portfolio turnover rate	30%	92%	96%	125%	90%	70%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.05	$ 9.96	$8.87	$6.96	$7.01	$9.01
Income (loss) from investment operations:						
Net investment loss. . . .	(0.10)[1]	(0.20)[1]	(0.19)	(0.14)	(0.14)	(0.14)
Net realized and unrealized gain (loss) on investments	0.79[1]	1.37[1]	1.28	2.05	0.09	(1.70)
Total from investment operations	0.69	1.17	1.09	1.91	(0.05)	(1.84)
Less distributions from:						
Net investment income .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Net asset value, end of period	$ 9.86	$10.05	$9.96	$8.87	$6.96	$7.01
Total return	6.77%	11.80%	12.29%	27.44%	−0.71%	−20.80%
Net assets, end of period (in millions)	$16	$15	$12	$11	$7	$7
Ratio of expenses to average net assets including expense waiver	2.44%[2]	2.47%	2.62%	2.71%	3.03%	2.80%
Ratio of net investment loss to average net assets including expense waiver	−1.91%[2]	−1.91%	−2.05%	−2.35%	−2.21%	−1.82%
Ratio of expenses to average net assets excluding expense waiver	2.45%[2]	2.47%[3]	2.62%[3]	2.71%[3]	3.03%[3]	2.80%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−1.92%[2]	−1.91%[3]	−2.05%[3]	−2.35%[3]	−2.21%[3]	−1.82%[3]
Portfolio turnover rate	30%	92%	96%	125%	90%	70%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-06	For the fiscal year ended June 30,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$11.60	$11.18	$ 9.80	$7.56	$7.47	$9.44
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)[1]	(0.09)	(0.03)	(0.17)	0.16	0.05
Net realized and unrealized gain (loss) on investments	0.90[1]	1.59	1.41	2.41	(0.07)	(1.84)
Total from investment operations	0.87	1.50	1.38	2.24	0.09	(1.79)
Less distributions from:						
Net investment income .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Capital gains	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(0.88)	(1.08)	(0.00)	(0.00)	(0.00)	(0.18)
Net asset value, end of period	$11.59	$11.60	$11.18	$9.80	$7.56	$7.47
Total return	7.42%	13.54%	14.08%	29.63%	1.21%	−19.32%
Net assets, end of period (in millions)	$55	$17	$14	$13	$6	$15
Ratio of expenses to average net assets including expense waiver	1.02%[2]	1.03%	1.03%	1.03%	1.03%	1.02%
Ratio of net investment loss to average net assets including expense waiver	−0.45%[2]	−0.47%	−0.47%	−0.70%	−0.19%	−0.01%
Ratio of expenses to average net assets excluding expense waiver	1.03%[2]	1.03%[3]	1.03%[3]	1.03%[3]	1.03%[3]	1.02%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.46%[2]	−0.47%[3]	−0.47%[3]	−0.70%[3]	−0.19%[3]	−0.01%[3]
Portfolio turnover rate	30%	92%	96%	125%	90%	70%

[1] Based on average weekly shares outstanding.
[2] Annualized.
[3] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund and Waddell & Reed Advisors Science and Technology Fund (the Funds) are three of those mutual funds and are the only funds included in these financial statements. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D.   Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E.   Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

F.   Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt FIN 48 during 2007 and its potential impact on the Corporation's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Corporation's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by each Fund at the annual rates of:

Fund	Net Asset Breakpoints	Annual Rate
Accumulative Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Fund	Net Asset Breakpoints	Annual Rate
Core Investment Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion up to $6 Billion	0.550%
	Over $6 Billion	0.500%
Science and Technology Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee is as follows:

Fund	Net Asset Breakpoints	Annual Rate
Accumulative Fund	Up to $1 Billion	0.660%
	Over $1 Billion up to $2 Billion	0.640%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Core Investment Fund	Up to $1 Billion	0.650%
	Over $1 Billion up to $2 Billion	0.640%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion up to $6 Billion	0.550%
	Over $6 Billion	0.500%
Science and Technology Fund	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

During the six months ended December 31, 2006, the following amounts were waived:

Accumulative Fund.	$125,490
Core Investment Fund	151,233
Science and Technology Fund.	50,411

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Corporation and pricing daily the value of shares of each of the Funds. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

Through August 31, 2006, for Class A, Class B and Class C shares, the Corporation paid WRSCO a per account charge for shareholder servicing for each shareholder account which was in existence at any time during the prior month. The monthly fee was as follows: Accumulative Fund and Science and Technology Fund – $1.5292; Core Investment Fund – $1.5792 for each shareholder account which was in existence at any time during the prior month. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares has been revised so that each Fund pays WRSCO a monthly per account charge for shareholder servicing for each shareholder account which is non-networked and which was in existence at any time during the prior month as shown above; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries) WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by each Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the six-month period ended December 31, 2006, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales **Commissions**	**Class A**	**Class B**	**Class C**
Accumulative Fund.	$ 843,879	$ 433	$30,694	$1,618
Core Investment Fund	2,340,900	2,841	35,739	1,588
Science and Technology Fund.	1,602,205	685	36,647	1,518

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended December 31, 2006, W&R paid the following amounts: Accumulative Fund – $532,027; Core Investment Fund – $1,443,192 and Science and Technology Fund – $997,810.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/ or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/ or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

Accumulative Fund, Core Investment Fund and Science and Technology Fund paid Directors' regular compensation of $42,856, $102,294 and $50,562, respectively, which are included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six-month period ended December 31, 2006 are summarized as follows:

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Purchases of investment securities, excluding short-term and U.S. government obligations...	$ 548,673,282	$2,694,002,663	$ 696,482,371
Purchases of short-term securities..................	2,925,113,919	3,819,432,785	3,833,905,365
Purchases of options	—	—	1,179,095
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations...	608,830,047	2,625,173,646	955,588,513
Proceeds from maturities and sales of short-term securities..................	2,992,583,653	4,032,476,583	3,683,136,350
Proceeds from options	—	—	304,306

For Federal income tax purposes, cost of investments owned at December 31, 2006 and the related appreciation were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Accumulative Fund.	$1,583,792,827	$459,558,224	$15,082,952	$444,475,272
Core Investment Fund . . .	3,475,288,901	763,016,014	11,313,399	751,702,615
Science and Technology Fund	1,935,877,443	647,374,743	75,788,930	571,585,813

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2006 and the related capital loss carryover and post-October activity were as follows:

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Net ordinary income.	$2,633,767	$ 23,040,649	$ 92,120,834
Distributed ordinary income	1,344,681	12,494,604	83,379,996
Undistributed ordinary income*	1,881,827	14,193,822	8,740,838
Realized long-term capital gains	—	320,751,895	196,587,645
Distributed long-term capital gains	—	—	140,285,542
Undistributed long-term capital gains*. . .	—	320,751,895	140,523,118
Capital loss carryover.	—	—	—
Post-October losses deferred	—	—	846

*This entire amount was distributed prior to December 31, 2006.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Accumulative Fund
June 30, 2008.	$ 10,458,531
June 30, 2009.	5,229,265
June 30, 2010.	916,736
June 30, 2011.	446,302,407
June 30, 2013.	37,199,179
Total carryover	$500,106,118

Ivy Growth Fund, one of the mutual funds managed by Waddell & Reed Ivy Investment Company (now known as Ivy Investment Management Company), was merged into Accumulative Fund as of June 15, 2003. At the time of the merger Ivy Growth Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $5,229,265 for each period ending from June 30, 2007 through 2009 and $916,736 for the period ending June 30, 2010 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six-month period ended December 31, 2006 are summarized below. Amounts are in thousands.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	7,428	19,707	8,181
Class B	303	585	293
Class C	207	447	144
Class Y	64	382	3,212
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	532	89,578	14,822
Class B	—	2,020	635
Class C	—	560	124
Class Y	4	1,182	332
Shares redeemed:			
Class A	(28,894)	(46,362)	(16,377)
Class B	(1,154)	(1,544)	(1,073)
Class C	(428)	(361)	(192)
Class Y	(265)	(331)	(232)
Increase (decrease) in outstanding capital shares	(22,203)	65,863	9,869
Value issued from sale of shares:			
Class A	$ 53,215	$132,342	$ 93,362
Class B	2,045	3,735	2,993
Class C	1,403	2,866	1,487
Class Y	461	2,565	40,660
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	4,091	555,438	166,745
Class B	—	11,740	6,342
Class C	—	3,267	1,243
Class Y	29	7,330	3,904
Value redeemed:			
Class A	(206,260)	(311,234)	(186,326)
Class B	(7,897)	(10,017)	(11,206)
Class C	(2,900)	(2,288)	(1,965)
Class Y	(1,982)	(2,240)	(2,769)
Increase (decrease) in outstanding capital	$(157,795)	$393,504	$114,470

Transactions in capital stock for the fiscal year ended June 30, 2006 are summarized below. Amounts are in thousands.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	21,498	33,429	19,109
Class B	940	1,045	769
Class C	705	665	467
Class Y	129	907	375
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	167	1,784	18,322
Class B	—	—	814
Class C	—	—	132
Class Y	2	46	124
Shares redeemed:			
Class A	(48,239)	(118,636)	(31,371)
Class B	(1,958)	(3,156)	(1,312)
Class C	(757)	(1,057)	(301)
Class Y	(277)	(4,495)	(322)
Increase (decrease) in outstanding capital shares	(27,790)	(89,468)	6,806
Value issued from sale of shares:			
Class A	$ 145,428	$ 209,324	$219,043
Class B	6,064	6,230	8,015
Class C	4,556	3,938	4,882
Class Y	880	5,703	4,473
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,147	11,317	201,728
Class B	—	—	8,120
Class C	—	—	1,324
Class Y	12	292	1,417
Value redeemed:			
Class A	(325,433)	(745,859)	(358,700)
Class B	(12,619)	(18,903)	(13,622)
Class C	(4,886)	(6,350)	(3,148)
Class Y	(1,848)	(27,600)	(3,791)
Increase (decrease) in outstanding capital	$(186,699)	$(561,908)	$ 69,741

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the written option. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For a Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Science and Technology Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at June 30, 2006	—	$ —
Options written	4,015	942,036
Options terminated in closing purchase transactions	(655)	(366,145)
Options exercised	(—)	(—)
Options expired	(—)	(—)
Outstanding at December 31, 2006	3,360	$575,891

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund, and Waddell & Reed Advisors Science and Technology Fund (collectively the "Funds"), three of the mutual funds comprising Waddell & Reed Advisors Funds, Inc. as of December 31, 2006, and the related statements of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the year ended June 30, 2006, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds comprising Waddell & Reed Advisors Funds, Inc. as of December 31, 2006, the results of their operations for the six-month period then ended, the changes in their net assets for the six-month period then ended and the year ended June 30, 2006, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 15, 2007

Renewal of Investment Management Agreement for Waddell & Reed Advisors Funds, Inc.

At their meeting on August 28, 29 and 30, 2006, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Corporation with respect to each of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund and Waddell & Reed Advisors Science and Technology Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request ("Request Letter") for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Directors that included responses to the Request Letter and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to each Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services Provided to the Funds

The Directors considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement as to each Fund.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio

The Directors considered each Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of each Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered, for each Fund, the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered, for each Fund, the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Other Accounts").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Accumulative Fund

The Directors considered that Waddell & Reed Advisors Accumulative Fund's total return performance was lower than the peer group median and the Lipper index for the one-, three-, and five-year periods. The Directors also considered the information in WRIMCO's response to the Request Letter explaining that the Fund's underperformance during the three-year period ended May 31, 2006, related to the Fund's style of investing in higher quality companies and during that period lower quality stocks outperformed higher quality stocks.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee and overall expense ratio were higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's average account size, the Fund's overall expense ratio was lower than the peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its peer group.

The Directors also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with similar investment objectives, policies and strategies as the Fund.

Waddell & Reed Advisors Core Investment Fund

The Directors considered that Waddell & Reed Advisors Core Investment Fund's total return performance was higher than the peer group median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee and overall expense ratio were higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at most asset levels were higher than the asset-weighted average for its peer group, with the exception of one asset level at which the Fund's effective management fee was lower.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Science and Technology Fund

The Directors considered that Waddell & Reed Advisors Science and Technology Fund's total return performance was higher than the peer group median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was higher than the peer group median but that the overall expense ratio was lower than the peer group median on an unadjusted basis as well as when adjusted for the Fund's average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that each Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions to be effective October 1, 2006, for each Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to a Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data. In addition, the Directors considered the soft dollar arrangements with respect to each Fund's portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

■ the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;
■ the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
■ the existence or appropriateness of breakpoints in the Fund's management fees;
■ the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
■ the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
■ the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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